SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                                                Commission File Number  0-13124

                         NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 11-K  [ ]Form 20-F [ ]Form 10-QSB [ ]Form N-SAR

For Period Ended:                August 31, 1997

[  ]Transition Report on Form 10-K       [  ]Transition  Report on Form 10-Q
[  ]Transition Report on Form 20-F       [  ]Transition  Report on Form N-SAR
[  ]Transition Report on Form 11-K

For the Transition Period Ended:

 Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        Part I. Registrant Information

Full name of registrant:      Cover-All Technologies Inc.

Former name if applicable:

Address of principal executive office (Street and number): 18-01 Pollitt Drive

City, State and Zip Code:     Fair Lawn, New Jersey 07410


                       Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The   accountant's   statement  or  other  exhibit  required  by  Rule
        12b-25(c) has been attached if applicable.

                             Part III. Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to recent personnel changes in the Registrant's Chief Executive Officer and Chief Financial Officer positions, Registrant will require additional time to allow the new Chief Executive Officer and Chief Financial Officer to review and approve the Form 10-K. Accordingly, the Registrant is unable to file its Form 10-K for the period ended December 31, 1999 within the prescribed time period without unreasonable effort and expense.


                          Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

           John Roblin                     (201)            794-4800
               (Name)                      (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        [X] Yes         [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [ ] Yes        [X] No

      If  so:  attach  an  explanation  of  the   anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Cover-All Technologies Inc.
              (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 30, 2000               By:    /s/John Roblin
                                   Name:  John Roblin
                                   Title: President and Chief Executive Officer